P.E. 1/16/02

333-12138



02011854

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

For the Press Release dated January 16, 2002

CANADIAN NATURAL RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Canada	1-8795	Not applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500, 855 – 2nd Street S.W., Calgary, Alberta, Canada — T2P 4J8
(Address of principal executive offices) — (Zip Code)

Registrant's telephone number, including area code: (403) 517-6700

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED
(Registrant)

Date: January 23, 2002

By: "B. E. McGrath"
B. E. McGRATH
Assistant Corporate Secretary


CNR
CANADIAN
NATURAL
RESOURCES
LIMITED

Press Release

CANADIAN NATURAL RESOURCES LIMITED
PRICES SALE OF U.S. $400 MILLION IN 30 YEAR NOTES
CALGARY, ALBERTA – JANUARY 16, 2002 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announced today that it has priced U.S. $400 million principal amount of 7.20% unsecured notes due January 15, 2032 which will be sold to investors in the United States. The notes were sold at a price of 99.455% per note to yield 7.245% to maturity.

Net proceeds from the sale of the notes will be used primarily to repay bank indebtedness. The securities have been rated by three rating services: Baa1 by Moody's Investors Service, Inc.; BBB+ by Standard & Poor's Corporation; and BBB(high) by Dominion Bond Rating Service Limited. The offering was co-lead by Salomon Smith Barney (sole bookrunning manager) and Deutsche Banc Alex. Brown (joint lead manager). Banc of America Securities LLC, JPMorgan, BMO Nesbitt Burns, CIBC World Markets, Lehman Brothers, RBC Capital Markets, Scotia Capital, TD Securities and UBS Warburg acted as co-managers.

The sale of the notes is under its short form base shelf prospectus dated July 6, 2001 which allows for the issuance of debt securities in an aggregate principal amount of up to U.S.$1 Billion.

Canadian Natural Resources Limited is a senior independent oil and natural gas exploration, development and production company based in Calgary, Alberta, Canada. The Company's operations are focused in Western Canada, the North Sea and Offshore West Africa.

For more information, please contact:

ALLAN P. MARKIN	**JOHN G. LANGILLE**	**DOUGLAS A. PROLL**
Chairman	President	Vice-President, Finance

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8
Telephone: (403) 517-6700 **Facsimile:** (403) 517-7350
Email: investor.relations@cnrl.com **Website:** www.cnrl.com

Trading Symbols
Toronto Stock Exchange – **CNQ** New York Stock Exchange – **CED**